Joel Ponce

Accomplished sales and business development leader, experienced in building a business by introducing and scaling innovative solutions to new and existing clients.

Experience

Hashku
Jan 2023 – Present
Co-Founder & CEO

Paramount
Sept 2017 – Jan 2023
Director of Sales

Sample Clients: The Hershey Company, The J.M. Smucker Company, Nestle Waters, Wells Enterprises
- Led a cross-functional team of 10 people to deliver sales growth objectives for a +$20MM business.
- Established the shopper division and grew the business north of $15MM from a base of <$500K.
- Delivered break-through omnichannel programs that have been recognized by Effie Worldwide.
- Invited to the Paramount Metaverse Task Force to ideate and collaborate on go-to market initiatives .
- Advised the LATAM team in developing ad sales solutions for partners in Mexico, Brazil and Argentina.

Simply Measured
Dec 2015 – Sept 2017
Senior Customer Success Manager

Sample Clients: Procter & Gamble (P&G), Bose, MMGY Global, DKC
- Managed a +$1.25MM book of business that achieved an 88.44% renewal rate.
- Brought in +$500K of incremental recurring revenue through the agency upsell program.
- Increased revenue from our social listening product by 2x through a cross-sell training program.
- Led the efforts to land P&G as a client and further developed our Professional Services offering.

Saatchi & Saatchi X
May 2013 – Dec 2015
Account Manager

Sample Clients: Procter & Gamble (P&G), Walmart, TracFone Wireless, Oberto Brands
- Managed a $3MM agency book of business and delivered over $40MM of activations for P&G in 2015.
- Led and managed cross-functional teams of 12 or more to deliver on the brand business objectives.
- Drove the agency team to land Oberto Brands as a client and conduct primary research for the category.
- Experienced across product catagories and multi-channels, including: Mass, Club, and eCommerce.

Jaguar Arts, LLC
Aug 2010 – May 2013
Founder/Owner
- Secured NCAA licensing to produce and sell athletic merchandise with university identifiable marks.
- Directed the brand development for Jaguar Arts, including: logo, eCommerce site, and messaging.

Awards

Effie Award - Hershey's S'mores at Walmart
2021
Gold Shopper Marketing Effie: Mass Merchant / Single-Retailer Program

Effie Award - Hershey's Easter, "Be So Eggstra"
2020
Bronze Shopper Marketing Effie: Seasonal/Event

Effie Award - Gillette Fusion Pro-Shield, "Meet the Protectors"
2017
Silver Shopper Marketing Effie: New Product/Service Introduction

Education

Gitcoin: Kernel Web3 Fellowship - Block V
An 8-week custom educational fellowship diving into the heart of Web3

Everyrealm: Realm Academy - Inaugural Class
A series of courses about Web3, NFTs, and the Metaverse

University of South Alabama
BSBA (Honors Program), Marketing & Management, Magna Cum Laude

Languages

Fluent in English and Spanish.